                     FILED VIA EDGAR
November 5, 2010

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Williamsburg Investment Trust (the “Registrant”)
File Nos. 811-05685; 33-25301
Response to Staff’s Comments on Post-Effective Amendment No. 50

Ladies and Gentlemen:

Mr. Vincent DiStefano of the Commission’s staff recently contacted us to provide comments on Post-Effective Amendment No. 50 to the Registrant’s registration statement on Form N-1A.  The following are the comments provided and the Registrant’s response to each:

1.           Delete the reference to “The Davenport Funds” from the front cover page of the Prospectus, as that is neither the name of the Registrant nor the Funds that are the subject of the Prospectus.

RESPONSE: We will delete the reference to “The Davenport Funds” from the front cover page of the Prospectus, as requested.

2.           The discussion of principal investment strategies in the Risk/Return Summary for each Fund states that the Funds “may” invest a portion of their assets in other equity securities, including straight preferred stocks, convertible preferred stocks and convertible bonds.  This discussion further states that the Funds “may” invest in warrants.  Are these principal strategies of the Funds?  If not, move the discussion of these strategies and their attendant risks outside of the Risk/Return Summary.

RESPONSE:  Investments in equity securities, other than common stocks, and investments in warrants are not principal strategies of the Funds.  The discussion of these securities and their attendant risks will be moved from the Risk/Return Summary to the Additional Investment Information section of the Prospectus.

Ultimus Fund Solutions, LLC	225 Pictoria Drive, Suite 450	Phone: 513 587 3400
www.ultimusfundsolutions.com	Cincinnati, Ohio 45246	Fax: 513 587 3450

3.           The disclosure referred to in the preceding comment indicates that each Fund may invest a portion of its assets in “other equity securities, including straight preferred stocks, convertible preferred stocks and convertible bonds...”  Revise this disclosure to provide an exhaustive list of the other equity securities in which the Funds may invest.

RESPONSE:  We will delete the reference to “other equity securities” so that the relevant disclosure will read as follows:  “Although each Fund invests primarily in common stocks, it may also invest a portion of its assets in straight preferred stocks, convertible preferred stocks and convertible bonds that are rated at the time of purchase in the four highest grades assigned by a nationally recognized rating agency, or unrated securities determined by the Advisor to be of comparable quality.”

4.           The discussion of the principal investment strategies in the Risk/Return Summary for each Fund indicates that the Funds “may invest up to 30% of its net assets in common stocks and other equity securities of foreign issuers…”  Disclose the specific types of securities that represent “other equity securities.”

RESPONSE:  We will delete the reference to “other equity securities” so that the relevant disclosure will read as follows:  “The Fund may invest up to 30% of its net assets in common stocks of foreign issuers when, in the Advisor’s opinion, such investments would be advantageous to the Fund and help the Fund achieve its investment objective.”

5.           The discussion of principal investment strategies in the Risk/Return Summary for the Davenport Equity Opportunities Fund states that, under normal circumstances, at least 80% of the Fund’s net assets will be invested in common stocks and shares of exchange traded funds that invest primarily in common stocks.  As required by Rule 35d-1 under the Investment Company Act of 1940, revise this disclosure to reflect that the 80% minimum requirement is based on a percentage of “net assets, plus the amount of any borrowings for investment purposes.”

RESPONSE:  We will revise this disclosure to reflect that, under normal circumstances, at least 80% of the Davenport Equity Opportunities Fund’s net assets (including the amount of any borrowings for investment purposes, although the Fund does not currently intend to borrow for investment purposes) will be invested in common stocks and shares of exchange traded funds that invest primarily in common stocks.

6.           In the penultimate sentence of the first paragraph under the heading “What has been the Fund’s Performance History?” in the Risk/Return Summary for the Davenport Core Fund, add the parenthetical “(before and after taxes)” so that the sentence reads as follows:  “How the Fund has performed in the past (before and after taxes) is not necessarily an indication of how the Fund will perform in the future.”

RESPONSE: We will revise this disclosure to add the parenthetical, as requested.

7.           Expand the discussion of performance in the Risk/Return Summary for the Davenport Value & Income Fund and the Davenport Equity Opportunities Fund to comply with Instruction 1(b) to Item 4(b)(2) of Form N-1A.

RESPONSE: The discussion of performance in the Risk/Return Summary for the Davenport Value & Income Fund and the Davenport Equity Opportunities Fund will be expanded to comply with Instruction 1(b) to Item 4(b)(2) of Form N-1A, as requested.

8.           In the section How to Redeem Shares in the Prospectus, it states that “a Fund may delay forwarding a redemption check for recently purchased shares while it determines whether the purchase payment will be honored.  You may reduce or avoid such delay (which may take up to 15 days) if you purchase shares by certified check or wire transfer.”  Revise the parenthetical in this disclosure to indicate that the delay may take up to 15 days “from the purchase date.”

RESPONSE:  We will revise the relevant language, as requested.

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We acknowledge that:

▪	the Registrant is responsible for the adequacy and accuracy of the disclosure in Registrant filings;

▪	staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to such filings; and

▪	the Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your comments.  Please contact the undersigned at 513/587-3403 if you have any questions.

Very truly yours,

/s/ John F. Splain

John F. Splain
Secretary